Prospectus Supplement No. 5	Filed pursuant to Rule 424(b)(3)
(To the Prospectus dated September 2, 2011)	Registration Number 333-173817

59,981,528 shares of Class A Common Stock

1,829,339 shares of Class B Non-Voting Common Stock

This prospectus supplement supplements the prospectus dated September 2, 2011 relating to the offer and sale from time to time by the selling stockholders identified in the prospectus of (i) 59,981,528 shares of Class A Common Stock, including up to 482,625 shares of Class A Common Stock issuable upon exercise of outstanding warrants, and (ii) 1,829,339 shares of Class B Non-Voting Common Stock (together with the Class A Common Stock, the “Common Stock”) of Air Lease Corporation, as supplemented by prospectus supplement No. 1 dated November 10, 2011, prospectus supplement No. 2 dated November 15, 2011, prospectus supplement No. 3 dated November 16, 2011 and prospectus supplement No. 4 dated November 21, 2011 (as so supplemented, the “prospectus”). This prospectus supplement should be read in conjunction with the prospectus which is to be delivered with this prospectus supplement. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is filed for the purposes of including the information contained in our current report on Form 8-K, which was filed with the Securities and Exchange Commission on November 22, 2011.

Our Class A Common Stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “AL.” On November 21, 2011, the last reported sale price of our Class A Common Stock on the NYSE was $21.70 per share. Our Class B Non-Voting Common Stock is not currently listed on any national securities exchange or market system.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 14 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 22, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

November 17, 2011

Date of Report

(Date of earliest event reported)

AIR LEASE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35121	27-1840403
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2000 Avenue of the Stars, Suite 1000N Los Angeles, California		90067
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (310) 553-0555

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 17, 2011, the Compensation Committee of the Board of Directors of Air Lease Corporation (the “Company”) approved an increase in the annual base salary for James C. Clarke, Senior Vice President and Chief Financial Officer of the Company. Mr. Clarke’s annual base salary was increased from $270,000 to $310,500, retroactive to October 15, 2011.

Item 5.05	Amendments to the Registrant’s Code of Ethics, or Waiver of a Provision of the Code of Ethics.

On November 17, 2011, the Board of Directors of the Company approved an amendment to the Company’s Code of Business Conduct and Ethics (the “Code”), which is applicable to all employees, officers, and directors of the Company, to reflect current fair employment practices. The foregoing description of the amendment to the Code is qualified in its entirety by reference to the Code, the text of which is attached hereto as Exhibit 14.1 and incorporated in this Item 5.05 by reference.

A copy of the Code can be obtained free of charge from the “Investors” section of the Company’s website at www.airleasecorp.com.

Information on the Company’s website is not incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit 14.1	Code of Business Conduct and Ethics (as revised November 17, 2011)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AIR LEASE CORPORATION

Date: November 22, 2011	/s/ Grant A. Levy
Grant A. Levy
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

14.1	Code of Business Conduct and Ethics (as revised November 17, 2011)

Exhibit 14.1

AIR LEASE CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

Effective November 17, 2011

I. PURPOSE

This Code of Business Conduct and Ethics (this “Code”) was adopted by the Board of Directors (the “Board,” and each director, individually, a “Director”) of Air Lease Corporation (collectively, with its subsidiaries, the “Company”) to further the Company’s commitment to conducting its business with honesty and integrity. The Company has adopted this Code to apply to the employees, officers and Directors of the Company.

This Code is intended to ensure fair and accurate financial reporting, to promote ethical conduct and compliance with applicable laws and regulations, to provide guidance with respect to the handling of ethical issues, to foster a culture of honesty and accountability and to deter wrongdoing.

This Code serves as a source of guiding principles, and the Company expects employees, officers and Directors to use their own judgment at all times to follow the high ethical standards to which the Company is committed.

Employees, officers and Directors are expected to read the policies set forth in this Code and ensure that they understand and comply with them. The Company’s General Counsel is responsible for applying these policies to specific situations in which questions may arise and has the authority to interpret these policies in any particular situation. Any questions about this Code or the appropriate course of conduct in a particular situation should be directed to the Company’s General Counsel, who may consult with the Company’s outside legal counsel or the Nominating and Corporate Governance Committee of the Board, as appropriate.

This Code should be read in conjunction with other policies applicable to an employee, officer or Director. Any determination with respect to the applicability of the provisions of this Code with respect to executive officers or Directors of the Company may be made only by the Board or the Nominating and Corporate Governance Committee of the Board.

II. FINANCIAL REPORTS AND OTHER RECORDS

A. Disclosure

Employees, officers and Directors are responsible for the accurate and complete reporting of financial information within their respective areas of responsibility and for the timely notification to senior management of financial and nonfinancial information that may be material to the Company. The Company expects all of its employees, officers and Directors to take this responsibility very seriously to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company provides to its stockholders or files with government agencies or releases to the general public, as applicable.

Each employee, officer and Director, to the extent involved in the Company’s disclosure process, including without limitation, the Chief Executive Officer, the Chief Financial Officer and other senior employees in the Company, must familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company, and must not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the

Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations, as applicable.

B. Recordkeeping

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, and reflect the matters to which they relate accurately, fairly and completely. Furthermore, all books, records, accounts and financial statements must conform both to applicable legal requirements and to the Company’s system of internal controls. All assets of the Company must be carefully and properly accounted for. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation and authorization. Misclassification of transactions as to accounts, business units, or accounting periods is forbidden. Each employee bears responsibility for ensuring that he or she is not party to a false or misleading accounting entry.

III. CONFLICTS OF INTEREST

A conflict of interest is any activity or interest that is inconsistent with or opposed to the best interests of the Company. Any situation, transaction or relationship that may give rise to an actual or potential conflict of interest must be disclosed to the Company and must be avoided, unless approved by the Nominating and Corporate Governance Committee of the Company. All employees must promptly report to their supervisor the existence of a situation which has the potential to develop into a conflict of interest.

The following are examples of conflicts of interest to be avoided:

•

Family Members. Employees, officers and Directors may not conduct business on behalf of the Company with family members or an organization with which a family member is associated, unless such business relationship has been disclosed to and authorized by the Nominating and Corporate Governance Committee of the Company and is a bona fide arms-length transaction. “Family members” include a spouse, parents, children, siblings and in-laws.

•	Interests in Other Businesses. Employees, officers and Directors may not accept compensation in any form for services performed for the Company from any source other than the Company.

•

Improper Conduct and Activities. Employees, officers and Directors may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that materially disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•

Gifts and Gratuities. Employees, officers and Directors, and family members may not solicit or accept material gifts or gratuities or other favored treatment from any person associated with a present or prospective customer, competitor or supplier of the Company when doing so may influence, or be perceived as influencing, a decision or action. Similarly, employees, officers and Directors may not offer or give gifts, money, services or anything else of material value to a customer, prospective customer, competitor or supplier when doing so may gain, or be perceived as gaining, an unfair business advantage. Good judgment is to be exercised in the acceptance of or offering business gifts, meals and entertainment. These activities must be consistent with reasonable marketplace practices and company policies, and for the express purpose of enhancing a business relationship.

•	Loans and Guarantees. The Company will not make any loans to, or guarantee any personal loans of, employees, officers or Directors.

•	Personal Use of Company Assets. Employees, officers and Directors may not use Company assets, labor or information for personal use, other than incidental personal use, unless approved by the Company.

IV. CORPORATE OPPORTUNITIES

Employees, officers and Directors owe a duty to the Company to advance the Company’s business interests when the opportunity to do so arises. Employees, officers and Directors are prohibited from taking, or directing to a third party to take, a business opportunity that is discovered through the use of Company property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, employees, officers and Directors are prohibited from using Company property, information or position for personal gain. Employees, officers and Directors are further prohibited from competing with the Company, whether directly or indirectly.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. The prudent course of conduct for employees, officers and Directors is to make sure that any use of Company property or services that is not solely for the benefit of the Company is approved beforehand by the Company.

V. PROTECTION OF ASSETS, CONFIDENTIALITY AND COMMUNICATIONS

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Any suspected incident of fraud or theft should be reported immediately to the employee’s immediate supervisor for investigation.

In carrying out the Company’s business, employees, officers and Directors may learn confidential or proprietary information about the Company, its clients, suppliers, or joint venture partners. Confidential or proprietary information of the Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful to competitors if disclosed.

Employees, officers and Directors must maintain the confidentiality of information about the Company and other companies entrusted to them by the Company, use the information only for business purposes, and limit dissemination of the confidential information, both inside and outside the Company, to people who need to know the information for business purposes, unless disclosure is authorized or legally mandated.

The obligation to protect confidential information does not end when an employee, officer or Director leaves the Company. Any questions about whether information is confidential should be directed to the Company’s General Counsel.

If contacted by a member of the financial community, the press or any other outside organization or individual, an employee, officer or Director may not provide information regarding the Company’s business except in strict accordance with Company policy. This includes, among other things, answers to questions on overall business trends, business in different geographies, pricing, suppliers, new products or technologies, and lawsuits or disputes.

VI. FAIR DEALING

The Company intends to succeed through honest business competition. The Company does not seek competitive advantages through illegal or unethical business practices. Each employee, officer and Director should endeavor to deal fairly with the Company’s clients, service providers, suppliers, competitors and employees. No employee, officer or Director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.

VII. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

All employees, officers and Directors must respect and obey all laws when carrying out responsibilities on behalf of the Company and refrain from illegal conduct.

Employees, officers and Directors have an obligation to be knowledgeable about specific laws, rules and regulations that apply to their areas of responsibility. If a law conflicts with a policy in this Code, employees, officers and Directors must comply with the law and should promptly advise the General Counsel of any apparent conflict between this Code and any law.

Any questions as to the applicability of any law should be directed to the Company’s General Counsel. The following is a brief summary of certain topics about which employees should be aware:

A. Antitrust

Competition laws and regulations throughout the world are designed to foster a competitive marketplace and prohibit activities that restrain trade. Generally, actions taken in combination with other companies that restrain competition may violate the antitrust laws. Certain antitrust violations involving agreements with competitors are crimes and can result in large fines and prison terms for the individuals involved. In addition, actions taken by an individual company in market segments in which it has a particularly strong position may violate the antitrust laws if they have the effect of excluding competition through unfair means.

The Company is dedicated to compliance with laws governing fair competition in all of its activities. Any activity that undermines this commitment is unacceptable. The laws governing this area are complex, and employees should seek counsel whenever appropriate.

B. Insider Trading

The following provisions apply before and after the Company’s stock is listed for trading on a securities exchange, should such listing and trading occur. Federal and state securities laws prohibit any trading (purchase or sale) of securities by a person while in possession of material, non-public information. “Material nonpublic information” includes information that is not available to the public at large that a reasonable investor might consider important in making investment decisions. Individuals who violate the insider trading laws are potentially liable for civil damages, as well as criminal fines and imprisonment. Companies may face civil penalties for insider trading violations by their employees and other agents.

Employees, officers and Directors must refrain from buying or selling shares of the Company’s stock when they possess material, non-public information. They also are prohibited from passing on such information to others who might make an investment decision based on it. Employees, officers and Directors also may not trade in stocks of other companies about which they learn material, non-public information through the course of their employment or services with the Company. They are also prohibited from passing on such information to others who might make an investment decision based on it.

Following such time as the Company’s shares are listed and trade on a securities exchange (should such occur), please see the Company’s Insider Trading Policy for more information with respect to these matters. Any questions relating to constraints on the purchase or sale of any of the Company’s securities or the securities of any other company that an employee, officer or Director is familiar with by virtue of his or her relationship with the Company should be directed to the Company’s General Counsel.

C. Health, Safety & Environment

The Company works to conduct its business activities and operations in a manner that promotes protection of people and the environment to the extent practicable. Compliance with all applicable laws, rules and regulations governing health, safety and the environment is a responsibility of management and employees in all functions.

D. Fair Employment Practices

The Company works to maintain a work environment in which all individuals are treated with respect and dignity. Every individual has the right to work in a professional atmosphere that promotes equal employment opportunities and where discriminatory practices, including harassment, are prohibited.

The Company requires each employee to treat all colleagues in a respectful manner and to forge working relationships that are uniformly free of bias, prejudice and harassment. The Company prohibits discrimination against or harassment of any employee on the basis of race, color, ethnicity, gender, sexual orientation, gender identity and expression, transgender status, marital or family status, veteran status, age, national or origin, ancestry, religion, disability or medical condition, genetic information, or any other consideration made unlawful by federal, state or local law.

Any employee who is found to have discriminated against another employee is subject to discipline up to and including termination.

No individual will suffer any reprisals or retaliation for making complaints or reporting any incidents of discrimination or perceived discrimination, or for participating in any investigation of incidents of discrimination or perceived discrimination.

E. Political Activities

The Company does not make contributions to political candidates or political parties except as permitted by applicable laws.

Employees, officers and Directors engaging in political activity will do so as private citizens and not as representatives of the Company. An employee, officer or Director’s personal lawful political contribution, or decision not to make contributions, will not influence the employee’s compensation, job security, or opportunities for advancement.

F. Foreign Corrupt Practices

Employees, Directors and officers may only transact business on behalf of the Company in foreign markets and with foreign government officials in accordance with the Company’s established policies regarding foreign corrupt practices and/or any applicable law, including the Foreign Corrupt Practices Act. If an employee, Director or officer is unaware about the legal rules involving these activities, he or she should consult with the Company’s General Counsel before taking any such action.

IX. COMPLIANCE AND REPORTING

A. Seeking Guidance

Employees, officers and Directors are encouraged to seek guidance from supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. In most instances, questions regarding the Code should be brought to the attention of the Company’s General Counsel.

B. Reporting Violations

If an employee, officer or Director knows of or suspects a violation of this Code, or of applicable laws and regulations (including complaints or concerns about accounting, internal accounting controls, or auditing matters), he or she must report it immediately to the Company’s General Counsel. See the Company’s Whistleblower Policy for information about making anonymous reports.

All reports will be kept confidential, to the extent practical, except where disclosure is required to investigate a report or mandated by law. The Company does not permit retaliation of any kind for good faith reports of violations or possible violations.

C. Investigations

Reported violations of this Code or of applicable law and regulations will be promptly and thoroughly investigated. It is imperative that the person reporting the violation not conduct an investigation on his or her own. Employees, officers and Directors are expected to cooperate fully with any investigation made by the Company into reported violations.

D. Sanctions

Employees or officers who violate this Code may be subject to disciplinary action, up to and including termination of employment. Moreover, employees or officers who direct or approve of any conduct in violation of this Code, or who have knowledge of such conduct but do not immediately report it may also be subject to disciplinary action, up to and including termination of employment. A Director who violates this Code or directs or approves conduct in violation of this Code shall be subject to action as determined by the Board.

Furthermore, violation of some provisions of this Code are illegal and may subject the employee, officer or Director to civil and criminal liability.

X. AMENDMENT

The Company reserves the right to amend, alter or terminate this Code at any time for any reason.